[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

File No. 054260-0005

Attention:	Jeffrey Riedler, Assistant Director
Johnny Gharib
Bryan Pitko
	Vanessa Robertson Mark Brunhofer	FOIA Confidential Treatment Requested Under 17 C.F.R. §200.83
Re:	Ascendis Pharma A/S
Share-Based Compensation
Registration Statement on Form F-1 (File No. 333-201050)

Ladies and Gentleman:

On behalf of Ascendis Pharma A/S (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) with the Commission on December 18, 2014. The purpose of this Letter is to provide supplemental information to the Staff in respect of the accounting treatment for share-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an amendment to the Registration Statement. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

The Company’s discussion of share-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Payment” (the “Section”), which has previously been filed and is included on pages 94 through 95 of the Registration Statement.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ASCENDIS PHARMA A/S

ASND-1001

January 9, 2015

The Company supplementally advises the Staff that while not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for its initial public offering (“IPO”), the Company currently anticipates a price range of approximately $[***] (€[***])1 to $[***] (€[***]) per share for the Company’s ordinary shares (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] (€[***]) per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any forward share split or similar corporate action2 that the Company might complete prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company anticipates implementing a forward share split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] shares to be issued for every [***] outstanding share. This forward share split would result in a post-share-split Preliminary IPO Price Range of approximately $[***] (€[***]) to $[***] (€[***]) per share, with a midpoint of the anticipated range of approximately $[***] (€[***]) per share. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-share-split basis. The Company’s final post-share-split Preliminary IPO Price Range remains under discussion among the Company and the Underwriters and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

I.	GRANTS OF WARRANTS IN THE PRECEDING 12 MONTHS

As described in more detail in the Section, historically, the exercise price at which the Company’s warrants could be exercised into ordinary shares was set by the Company’s board of directors on each grant date at the price of a preference share for the most recent round of equity financing. The establishment of the exercise price at the applicable preference share issue price was done for business reasons and not to establish the fair value of the Company’s ordinary shares. For the Company’s most recent warrant issuance in November 2014, the Company granted warrants with an exercise price equal to the estimated fair value per ordinary share determined by the Company’s board of directors rather than at the preference share issue price. Given the superior rights, preferences and privileges of the preference D shares as compared to the Company’s ordinary shares, the Company does not believe that the value of its ordinary shares was equivalent to the issue price of the preference D shares. The following chart sets forth the grant dates, the aggregate number of shares underlying each set of grants, the number of grants, the exercise prices and the estimated fair values for all warrants granted by the Company in the preceding 12 months:

Grant Date	Number of Shares Underlying Warrants Granted	Exercise Price Per Share	Estimated Fair Value Per Ordinary Share
January 16, 2014	33,148	$48.5841 (€31.9847)	$[***] (€[***])
March 6, 2014	7,000	$48.5841 (€31.9847)	$[***] (€[***])

[1]	Translations from euros to U.S. dollars throughout this letter were made at the rate of €0.823 to $1.00, the official exchange rate quoted as of December 31, 2014 by the European Central Bank.
[2]	Under Danish law, a bonus share issuance is a corporate action similar to a forward share split and for purposes of this letter we refer to a proposed bonus share issuance as a forward share split.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ASCENDIS PHARMA A/S

ASND-1002

January 9, 2015

June 19, 2014	42,002	$48.5841 (€31.9847)	$[***] (€[***])
November 26, 2014	141,626	$31.48 (€25.9100)	$31.48 (€25.91)

II.	HISTORICAL FAIR VALUE DETERMINATIONS AND METHODOLOGY

In connection with preparation for an IPO, the Company performed a valuation of its ordinary shares on a retrospective basis for grants made prior to June 2014, and, in connection with the June 2014 and November 2014 grants, the Company performed a contemporaneous valuation of the Company’s ordinary shares. Given the absence of a public trading market for the Company’s ordinary shares, the board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s ordinary shares, including the relevant stage of development; progress of research and development efforts; the rights, preferences and privileges of the Company’s preference shares relative to those of the Company’s ordinary shares; equity market conditions affecting comparable public companies; and the lack of marketability of the Company’s ordinary shares. Additionally, the Company’s board of directors considered the retrospective valuations of the Company’s ordinary shares prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

As described in more detail in the Section, to determine the fair value of the Company’s ordinary shares, the Company utilized the probability-weighted expected return method (“PWERM”) alone or in combination with the option pricing method (“OPM”) as a hybrid method (“Hybrid Method”), each an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its ordinary shares. The PWERM is a scenario-based analysis that estimates the value per share of ordinary shares based on the probability-weighted present value of expected future equity values for ordinary shares, under various possible future liquidity event scenarios, in light of the rights and preferences of each series of shares, discounted for a lack of marketability. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and a company’s ability to forecast near and long-term future liquidity scenarios.

III.	DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On November 26, 2014, the most recent fair value determination date, the Company’s board of directors determined the fair value of the Company’s ordinary shares to be $31.48 (€25.91) per share (the “Estimated Fair Value Per Share”). This determination was based in part on the contemporaneous third-party valuation conducted as of November 1, 2014 (the “November Valuation”) utilizing the Hybrid Method. In light of the Company’s relative certainty of the consummation of its preference D financing, for purposes of the November Valuation, the financing was assumed to be completed. The Company has not made any equity grants since November 26, 2014. For purposes of the November Valuation, the Company considered two potential IPO events for the PWERM: (a) an IPO by the end of the first quarter of 2015 (the “Early 2015 IPO”) and (b) an IPO by the end of the second quarter of 2015 (the “Mid 2015 IPO”). For the Company’s equity value for input in the OPM, the Company calculated the implied equity value based on the price per preference D share in the Company’s preference D financing. The Company equally weighed each of the PWERM and the OPM in deriving the Estimated Fair Value Per Share.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ASCENDIS PHARMA A/S

ASND-1003

January 9, 2015

The Company believes that the potential liquidity events used in the November Valuation and the probability weighting of each methodology and liquidity event was appropriate at the time, in light of the Company’s stage of development, its operating results, its prospects for an IPO in the near term, general conditions in the capital markets (including with respect to IPOs), and the relative likelihood of achieving an IPO in light of prevailing market conditions as compared to continuing to operate as a private company. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.

Discussion of PWERM Results

As noted above, the PWERM allocates the projected equity value to each share class at each potential future event date, taking into consideration the rights and preferences of each class of equity and the anticipated timing of each event, and then discounts the results to present value using an appropriate risk adjusted discount rate. The estimated fair values per share are probability weighted to arrive at a probability-weighted fair value per share. Finally, as the Company is a closely held, non-public company with no ready market for its shares, a discount for lack of marketability (“DLOM”) is then applied to arrive at an estimated fair value per share for each event.

The following table sets forth the results of the PWERM analysis used to determine the probability-weighted fair value per share:

PWERM METHOD	EARLY 2015 IPO	MID 2015 IPO
Projected Equity Value (in millions)	$[***] (€[***])	$[***] (€[***])
Value Per Ordinary Share[3]	$[***] (€[***])	$[***] (€[***])
Probability Weighting	[***]%	[***]%
Estimated Fair Value Per Share	$[***] (€[***])	$[***] (€[***])
Discount for Lack of Marketability	[***]%
Discounted Fair Value Per Share	$[***] (€[***])	$[***] (€[***])
Probability Weighted Fair Value Per Share	$[***] (€[***])

Discussion of OPM Results

The equity value of the Company used in the OPM was calculated from the price per preference D share paid by investors in the Company’s preference D financing which the Company completed on November 26, 2014. The following table sets forth the results of the OPM analysis used to determine the probability-weighted fair value per share:

[3]	After discounting to present value.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ASCENDIS PHARMA A/S

ASND-1004

January 9, 2015

OPM METHOD
Equity Value (in millions)	$[***] (€[***])
Value Per Ordinary Share	$[***] (€[***])
Discount for Lack of Marketability	[***]
Probability Weighted Fair Value Per Share	$[***] (€[***])

Resulting Estimated Fair Value Per Share

Under the Hybrid Method, the estimated value per share under each of the PWERM and OPM analyses were then probability-weighted equally to derive the Estimated Fair Value Per Share of $31.48 (€25.91). As indicated in Section I above, the Estimated Fair Value Per Share for the November Valuation is lower than the estimated fair value per share for the warrant grants prior to November 2014. This difference is largely due to (i) the greater aggregate liquidation preference, and other rights, of the preference shares relative to the ordinary shares following the issuance of preference D shares on November 26, 2014 and (ii) termination of the Company’s partnership with United Therapeutics, Inc. (“United Therapeutics”) for the development of TransCon Treprostinil. The issuance of preference D shares caused a significant increase in the aggregate liquidation preference of the Company’s preference shares reducing the expected value of the Company’s ordinary shares in the non-IPO exit scenarios, thereby reducing the overall Estimated Fair Value Per Share in the November Valuation. Secondly, in October 2014, the Company and United Therapeutics terminated a collaboration agreement for the development of TransCon Treprostinil. Although United Therapeutics transferred the TransCon Treprostinil program to the Company, following the termination of this collaboration, the Company now must use its own capital resources to develop TransCon Treprostinil in order to create further value in the asset. This change in the required investment for the TransCon Treprostinil program also reduced the overall Estimated Fair Value Per Share in the November Valuation given this additional capital burden.

IV.	PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] (€[***]) to $[***] (€[***]) per share, with a Preliminary Assumed IPO Price of approximately $[***] (€[***]) per share.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of comparable company valuations at the time of their IPO; (b) a discounted cash flow model; (c) a review of the pre-offering valuations of comparable companies at the time of their IPO relative to the valuation in their most recent private financing; and (d) a comparison of similar public companies with similar product candidates and similar stages of development. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, midpoint and high-end of the Preliminary IPO Price Range) (in millions, except per share data):

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ASCENDIS PHARMA A/S

ASND-1005

January 9, 2015

	Low-End	Midpoint	High-End
Pre-Offering Equity Value	$[***] (€[***])	$[***] (€[***])	$[***] (€[***])
Pre-Offering Equity Value per Share	$[***] (€[***])	$[***] (€[***])	$[***] (€[***])

V.	COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE PER SHARE

The primary factors that account for the higher Preliminary IPO Price Range when compared to the Estimated Fair Value Per Share are: (a) the receipt of positive six-month interim results from the Company’s Phase 2 pediatric study in mid-December 2014 and the resulting increase in likelihood of a successful IPO, (b) the inherent discounting in the Hybrid Method analysis, and (c) feedback from the Underwriters, in part based on “testing the waters” meetings with key institutional investors held in December 2014.

Receipt of Positive Six-month Interim Results and Resulting Increase in Likelihood of a Successful IPO

A primary factor that accounts for the higher Preliminary IPO Price Range when compared to the Estimated Fair Value Per Share is the receipt of positive six-month interim results from the Company’s Phase 2 pediatric study of once-weekly TransCon human growth hormone in mid-December 2014 following the most recent fair value determination date in November 2014. The receipt of positive six-month interim clinical data from the Company’s Phase 2 pediatric study of once-weekly TransCon human growth hormone further reduced development risks associated with the Company’s most advanced product candidate and, as a result, inherently increased the overall equity value of the Company. The Company, together with the input from the Underwriters, determined that these positive six-month interim results significantly increased the likelihood of a successful IPO.

Inherent Discounting of Hybrid Method Analysis

Another primary factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share is the difference in valuation methodology used to derive the Preliminary IPO Price Range and Estimated Fair Value Per Share. In particular, because the Hybrid Method utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (a) operating scenarios other than an IPO, (b) the discounting to present value and (c) the application of a DLOM. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the Company’s ordinary shares is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future equity values (discounted to present value) to account for operating scenarios other than an IPO nor discounted for a lack of marketability. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s preferences shares into ordinary shares upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preference shares results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the Estimated Fair Value Per Share, which included the effect of preferences for the Company’s preference shares in relation to the allocations of value in the OPM. Notably, a

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ASCENDIS PHARMA A/S

ASND-1006

January 9, 2015

comparison of the projected pre-offering equity value of the Company under the most relevant liquidity event, the [***] scenario ($[***] million), which does not include the inherent methodology reductions or discounts noted above, and the pre-offering equity value at the midpoint of the Preliminary IPO Price Range ($[***] million) shows a modest increase of approximately [***]% in overall pre-offering equity value of the Company, which is primarily due to the other factors described in this Section V.

Feedback from “Testing the Waters” Meetings

An additional factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share is the feedback that the Company received from recent “testing the waters” meetings. In December 2014, the Company held “testing the waters” meetings with potential institutional investors as permitted under the Jumpstart Our Business Startups Act. The Underwriters have advised the Company that a valuation in the range of the Preliminary IPO Range could be achievable and this advice is based in part on feedback received in response to these “testing the waters” meetings.

VI.	CONCLUSION

The Company has determined the estimated fair value of its ordinary shares consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the OPM and later, the Hybrid Method, which are both accepted valuation methods under the AICPA Practice Guide. The Company believes that the probability weighting of the OPM and the PWERM used in its fair value Hybrid Method analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its Phase 2 pediatric trial for TransCon human growth hormone, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, especially with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. As a result, the Company believes that the deemed per share fair values used as the basis for its warrant grants have been reasonable and appropriate.

Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder of LATHAM & WATKINS LLP

cc:	Jan Møller Mikkelsen, Ascendis Pharma A/S
Thomas P. Soloway, Ascendis Pharma A/S
Michael Wolff Jensen, Ascendis Pharma A/S
Alan C. Mendelson, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Divakar Gupta, Cooley LLP

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ascendis Pharma A/S with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ASCENDIS PHARMA A/S

ASND-1007